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                                                                       EXHIBIT 1




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                                       -----------------------------------------

                                          THIRD QUARTER REPORT
                                          2003




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                                          North American PALLADIUM Ltd.







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                                                        North         American
                                                             Palladium
                                                        Focused on Results
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MANAGEMENT'S DISCUSSION
AND ANALYSIS OF RESULTS

THIRD QUARTER 2003


     RESULTS OF OPERATIONS
     The Company realized net income for the three months                ounce in the third quarter of 2002. The strengthening of
ended September 30, 2003 of $3,535,000 or $0.07 per share                the Canadian dollar relative to the US dollar has
(fully diluted) on revenues of $42,585,000 compared to a                 continued to put pressure on operating margins. Had the
net income of $2,894,000 or $0.06 per share (fully                       US exchange rate for the current quarter been comparable
diluted) on revenue from metal sales of $46,547,000 for                  to the exchange rate for the same quarter last year, cash
the corresponding period a year earlier.                                 operating costs would have been lower by US$20 per ounce
     For the nine months ended September 30, 2003, the                   in the current quarter.
Company reported net income of $22,286,000 or $0.44 per                       Non-cash amortization expenses increased to
share on revenue of $132,336,000 compared to net income                  $8,753,000 during the quarter compared to $4,935,000 in
of $16,661,000 or $0.33 per share on revenues of                         the third quarter 2002. The higher amortization amount is
$132,869,000 for the nine months ended September 30,                     attributable to the 50% increase in palladium production
2002.                                                                    and the increase in the unit of production amortization
     During the third quarter, the mill processed                        rate due to the restatement of reserves at June 30, 2003
1,307,822 tonnes of ore, or an average of 14,215 tonnes                  that resulted in a 20% reduction in palladium reserve
per day, with a palladium grade of 2.47 g/t, producing                   ounces.
76,729 ounces of palladium at a recovery rate of 74.0%.                       Exploration expenses were $470,000 and $1,571,000 in
This compares with the third quarter of 2002, when the                   the three month and nine month periods ended September
mill processed 1,210,799 tonnes of ore, or 13,161 tonnes                 30, 2003 respectively, compared to $249,000 and $590,000
per day, with a palladium grade of 1.83 g/t, producing                   in the corresponding 2002 periods. The increased
51,168 ounces of palladium at a recovery rate of 71.9%.                  exploration expense for the first nine months of 2003
The significant improvement in palladium production in                   reflects the higher level of grass root exploration
the third quarter of 2003 is directly related to higher                  activities on three recently acquired properties in the
ore grades and the resumption of normal operations after                 Thunder Bay region.
the commissioning of a new primary crusher on June 19th.
Palladium recoveries in the quarter were lower than the                       CASH FLOW AND FINANCIAL POSITION
first half of 2003 due to disruptions and throughput                          Cash flow from operations (prior to changes in
variability experienced in the mill process circuits                     non-cash working capital) was $14,243,000 in the third
resulting from power outages caused by numerous severe                   quarter 2003 compared to $14,207,000 in the third quarter
electrical storms. In the first nine months of 2003,                     2002. After allowing for working capital changes, cash
194,589 ounces of palladium were produced compared to                    provided by operations was $11,020,000 in the third
167,258 ounces in the same period last year.                             quarter of 2003 compared to $9,547,000 in the third
     Production costs including overheads were                           quarter of 2002. Cash provided by operations was
$22,338,000 during the third quarter 2003 compared to                    $42,202,000 in the first nine months of 2003 compared to
$24,965,000 during the third quarter 2002. Total cash                    $23,201,000 in the first nine months of 2002.
costs to produce palladium, net of other metal credits                        There was a reduced amount of investing activity in
and royalties, decreased to US$138 per ounce in the third                the third quarter, requiring $2,843,000 of cash, with the
quarter 2003 compared to US$282 per ounce in the third                   main capital spending activity being the expansion of the
quarter 2002. The significant decrease in cash operating                 tailings management facility.
costs was due to a 50% increase in palladium production.                      The Company's financial position was further
In addition, the increased production of platinum, gold,                 strengthened during the quarter. Long-term debt was
nickel and copper and the improvement in the prices for                  reduced by $11,681,000, resulting in a long-term debt
these by-product metals made a significant contribution                  balance of $68,711,000 (US$50,875,000) bearing interest
to operations and resulted in a reduction of the cash                    at an average rate of 3.02%. At September 30, 2003, the
operating costs for palladium by US$176 per ounce. This                  Company had cash and cash equivalents of $9,781,000 on
compares to a by-product credit of US$127 per                            hand.


2                          North American PALLADIUM Ltd .                Third Quarter 2003                                       3
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PRODUCTION STATISTICS                                                         RISKS AND UNCERTAINTIES
                          THREE MONTHS          NINE MONTHS                   The price of palladium is the most significant
                          September 30         September 30              factor influencing the profitability of the Company. In
-------------------------------------------------------------            the third quarter 2003, sales of palladium accounted for
                         2003      2002       2003       2002            approximately 65% of the Company's revenue. Many factors
-------------------------------------------------------------            influence the price of palladium, including global supply
PALLADIUM (OZ)         76,729    51,168    194,589    167,258            and demand, speculative activities, international
Payable Palladium (OZ) 70,207    46,819    177,889    153,042            political and economic conditions and production levels
Platinum (OZ)           5,887     4,753     16,388     14,620            and costs in other platinum group metal producing
Gold (OZ)               6,200     4,137     15,814     12,049            countries, particularly Russia and South Africa. To
Copper (LBS)        1,877,355 1,445,416  4,848,416  3,997,735            offset the price risk, the Company, in prior years
Nickel (LBS)          976,533   656,240  2,665,055  2,060,292            entered into the Palladium Sales Contract and other hedge
-------------------------------------------------------------            contracts. Without the Palladium Sales Contract and other
Ore Tonnes Milled   1,307,822 1,210,799  3,659,046  3,686,233            hedging contracts, the Company's profitability would be
Ore Tonnes Mined                                                         significantly impacted by the current depressed spot
  High grade ore    1,068,416   662,049  3,074,569  2,945,790            palladium price. At June 30, 2003 the Company had fully
  Regular grade       342,468   720,922  1,258,040  2,628,737            recognized the revenue relating to the palladium forward
Waste Tonnes Mined  1,834,477 2,526,759  6,414,099  8,206,452            contracts. In the short term, the Company does not expect
-------------------------------------------------------------            to recognize palladium revenue above the Palladium Sales
Waste Strip Ratio      1.30:1    1.83:1     1.48:1     1.47:1            Contract floor price of US$325 per ounce. Currently, the
-------------------------------------------------------------            fundamentals for palladium are weak with abundant supply
                                                                         and lack of demand, however the Company is optimistic
     EXPLORATION AND DEVELOPMENT                                         that the fundamentals for palladium will improve in the
     During the third quarter 2003, the Company continued                medium term. The possible development of a substitute
initial geological mapping, geophysical mapping, and                     alloy or synthetic material, which has catalytic
surface sampling at its three primary exploration                        characteristics similar to platinum group metals, may
properties, Chief Peter Lake, Shebandowan Lake and                       result in a future decrease in demand for palladium and
Roaring River. Results to date, although preliminary, are                platinum.
encouraging. Exploration and resource/reserve delineation                     Currency fluctuations may affect cash flow since
continued at the Lac des Iles mine. Results from this                    production currently is sold in United States dollars,
summer's exploration activity will be compiled over the                  whereas the Company's administration, operating and
coming months and used to design next years exploration                  exploration expenses are incurred in Canadian dollars. As
program.                                                                 a result, changes in the exchange rate between Canadian
     Roscoe Postle Associates Inc., an independent mining                and United States dollars can affect revenue and
engineering consulting firm has been selected to take the                profitability. The Company hedged US$53.0 million of its
Company's Lac des Iles underground project from                          revenue for 2003 at an average C$/US$ exchange rate of
pre-feasibility to feasibility. The feasibility study                    approximately 1.59.
will be completed by the end of first quarter, 2004.                          The Company is dependent on one mine for its metal
     During the quarter, the Company initiated a business                production. The business of mining is generally subject
development strategy to expand its precious metals mining                to risks and hazards, including environmental hazards,
business with an initial focus in Canada. We expect to                   industrial accidents, metallurgical and other processing
announce specific exploration initiatives in the near                    problems, unusual and unexpected rock formations, pit
future.                                                                  slope failures, flooding and periodic interruptions due
                                                                         to inclement weather conditions or other acts of nature,
                                                                         mechanical equipment and facility performance



4                          North American PALLADIUM Ltd .                Third Quarter 2003                                       5
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problems and the availability of materials and equipment.             North American Palladium Ltd.
These risks could result in damage to, or destruction of              CONSOLIDATED BALANCE SHEETS
the Company's properties or production facilities,                    (CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
personal injury or death, environmental damage, delays in
mining, monetary losses and possible legal liability.
Although the Company maintains insurance in respect of                                                 SEPTEMBER 30     December 31
the mining operations that is within ranges of coverage                                                        2003            2002
consistent with industry practice, such insurance may not                                               (UNAUDITED)
provide coverage of all the risks associated with mining.             -------------------------------------------------------------
The Company is making a claim under its property damage               ASSETS
and business interruption insurance policies relating to              CURRENT ASSETS
the primary crusher failure in 2002. The Company will                 Cash and cash equivalents          $    4,545     $    11,536
record the effect of this insurance recovery in its                   Short-term investments                  5,236           5,127
financial statements when the proceeds are received.                  Concentrate awaiting settlement,
                                                                        net - NOTE 3                         82,895          85,312
   Respectfully,                                                      Inventories                             9,347           7,414
                                                                      Crushed and broken ore stockpiles       7,367           9,157
   /s/ ANDRE J. DOUCHANE                                              Future tax asset                        3,097           4,868
   ANDRE J. DOUCHANE                                                  Accounts receivable and
   PRESIDENT AND CHIEF EXECUTIVE OFFICER                                other assets                          1,338           1,683
   November 10, 2003                                                  -------------------------------------------------------------
                                                                                                            113,825         125,097

                                                                      Mining interests, net                 253,143         260,985
                                                                      Mine closure deposit - NOTE 5           4,370           3,470
                                                                      Deferred financing costs                1,487           2,080
                                                                      Crusher and broken ore stockpiles       6,124           7,983
                                                                      Future tax asset                        4,637          11,218
                                                                      -------------------------------------------------------------
                                                                                                         $  383,586     $   410,833
     CAUTIONARY NOTE                                                  =============================================================
     CERTAIN STATEMENTS INCLUDED IN THIS INTERIM REPORT
ARE FORWARD-LOOKING STATEMENTS, SUCH AS ESTIMATES AND                 LIABILITIES AND SHAREHOLDERS' EQUITY
STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS,                  CURRENT LIABILITIES
OBJECTIVES AND GOALS, INCLUDING WORDS TO THE EFFECT THAT              Accounts payable and accrued
THE COMPANY OR MANAGEMENT EXPECTS A STATED CONDITION OR                 liabilities                      $   14,273     $    14,813
RESULT TO OCCUR. SUCH FORWARD-LOOKING STATEMENTS INVOLVE              Taxes payable                           2,194           1,940
INHERENT RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT               Current portion of obligations
MAY CAUSE THE ACTUAL RESULTS OR PERFORMANCE TO DIFFER                   under capital lease                   1,078           1,127
MATERIALLY FROM THOSE CURRENTLY ANTICIPATED IN SUCH                   Current portion of
STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL                   project term loan                    39,883          51,083
RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY                     -------------------------------------------------------------
ANTICIPATED ARE DESCRIBED ABOVE AND IN THE COMPANY'S MOST                                                    57,428          68,963
RECENT ANNUAL REPORT UNDER "MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL RESULTS" AND ANNUAL INFORMATION                 Provision for mine closure costs        1,908           1,554
FORM UNDER "RISK FACTORS" ON FILE WITH THE U.S.                       Obligations under capital leases        1,213           1,024
SECURITIES AND EXCHANGE COMMISSION AND CANADIAN                       Project term loan                      13,296          51,083
PROVINCIAL SECURITIES REGULATORY AUTHORITIES. THE COMPANY             Kaiser-Francis Oil Company
DISCLAIMS ANY OBLIGATION TO UPDATE OR REVISE ANY                        credit facility                      15,532          18,163
FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW                 Future tax liability                   10,780           9,600
INFORMATION, EVENTS OR OTHERWISE.                                     -------------------------------------------------------------
                                                                                                            100,157         150,387
                                                                      -------------------------------------------------------------

                                                                      SHAREHOLDERS' EQUITY
                                                                      Capital stock - NOTE 10               312,680         311,983
                                                                      Deficit                               (29,251)        (51,537)
                                                                      -------------------------------------------------------------
                                                                      Total shareholders' equity            283,429         260,446
                                                                      -------------------------------------------------------------
                                                                                                         $  383,586     $   410,833
                                                                      =============================================================


6                          North American PALLADIUM Ltd .                Third Quarter 2003                                       7
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North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS
AND DEFICIT
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

                                                                            THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                                September 30                      September 30
                                                                           2003             2002             2003             2002
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES FROM METAL SALES - NOTE 12                                $     42,585     $     46,547     $    132,336     $    132,869
Deduct: smelter treatment, refining and freight costs                    (4,425)          (3,893)         (12,473)         (12,846)
-----------------------------------------------------------------------------------------------------------------------------------
NET REVENUE FROM MINING OPERATIONS                                       38,160           42,654          119,863          120,023
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OPERATING EXPENSES
Production costs including overheads                                     22,338           24,965           74,566           71,387
Amortization                                                              8,753            4,935           18,468           15,028
Administrative expenses                                                     889            1,498            2,499            3,442
Provision for mine closure costs                                             95              134              354              406
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Total operating expenses                                                 32,075           31,532           95,887           90,263
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INCOME FROM MINING OPERATIONS                                             6,085           11,122           23,976           29,760
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OTHER INCOME (EXPENSES)
Interest income                                                              83               82              228              497
Gain (loss) on disposal of or retirement of capital assets - NOTE 4        (342)             -             (3,052)             120
Interest                                                                    (11)            (115)             (11)            (371)
Interest on long-term debt                                                 (855)          (1,446)          (2,580)          (4,281)
Exploration                                                                (470)            (249)          (1,571)            (590)
Foreign exchange gain (loss)                                              1,048           (5,801)          15,909             (199)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (547)          (7,529)           8,923           (4,824)
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Income before income taxes                                                5,538            3,593           32,899           24,936
Provision for income taxes - NOTE 9                                       2,003              699           10,613            8,275
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME FOR THE PERIOD                                                 3,535            2,894           22,286           16,661

Deficit, beginning of period                                            (32,786)         (52,905)         (51,537)         (66,672)
-----------------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                             $    (29,251)    $    (50,011)    $    (29,251)    $    (50,011)
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NET INCOME PER SHARE                                               $       0.07     $       0.06     $       0.44     $       0.33
===================================================================================================================================

FULLY DILUTED NET INCOME PER SHARE                                 $       0.07     $       0.06     $       0.44     $       0.33
===================================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                        50,792,361       50,574,116       50,738,867       50,519,640
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8                          North American PALLADIUM Ltd .                Third Quarter 2003                                       9
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North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
(UNAUDITED)

                                                                                 THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                                    September 30                   September 30
                                                                                2003            2002           2003            2002
-----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net Income for the period                                                  $  3,535        $  2,894        $ 22,286        $ 16,661
Operating items not involving cash
  Future income tax                                                           1,573             188           9,532           7,343
  Amortization                                                                8,753           4,935          18,468          15,028
  Unrealized foreign exchange (gain) loss                                       (55)          6,056         (15,682)           (970)
  (Gain) loss on disposal of or retirement of capital assets                    342               -           3,052            (120)
  Provision for mine closure costs                                               95             134             354             406
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             14,243          14,207          38,010          38,348
Changes in working capital other than cash - NOTE 11                         (3,223)         (4,660)          4,192         (15,147)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             11,020           9,547          42,202          23,201
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FINANCING ACTIVITIES
Mine closure deposit                                                           (300)           (300)           (900)           (900)
Obligations under capital leases                                                664            (395)            140             407
Repayment of project term loan                                              (11,626)         (6,551)        (35,936)        (19,950)
Issuance of common shares                                                       232             521             697             925
Increase in Kaiser Francis Oil Company credit facility                            -               -               -          10,372
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                                                                            (11,030)         (6,725)        (35,999)         (9,146)
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INVESTING ACTIVITIES
Short-term investments                                                          (47)            (35)           (109)            (93)
Additions to plant and equipment                                             (2,703)         (1,052)        (12,343)         (6,069)
Mining claims, exploration and development costs                                (99)         (1,797)           (856)         (2,284)
Proceeds on disposal of capital assets                                            6               -             114             128
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                                                                             (2,843)         (2,884)        (13,194)         (8,318)
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INCREASE (DECREASE) IN CASH                                                  (2,853)            (62)         (6,991)          5,737

Cash, beginning of period                                                     7,398           7,574          11,536           1,775

===================================================================================================================================
CASH, END OF PERIOD                                                        $  4,545        $  7,512        $  4,545        $  7,512
===================================================================================================================================


10                         North American PALLADIUM Ltd .                Third Quarter 2003                                       11

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North American Palladium Ltd.
NOTES TO THE SEPTEMBER 30, 2003
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (IN
THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE AND PER OUNCE AMOUNTS)
(UNAUDITED)


1.   BASIS OF PRESENTATION                                               3.   CONCENTRATE AWAITING SETTLEMENT
     These unaudited consolidated financial statements                        The gross value of concentrate awaiting settlement
have been prepared using disclosure standards appropriate                represents the value of all platinum group metals and
for interim financial statements and do not contain all                  base metals from production shipped to and received by
the explanatory notes, descriptions of accounting                        third-party smelters between April 2003 and September 30,
policies or other disclosures required by Canadian                       2003, including 111,636 ounces of palladium. At December
generally accepted accounting principles for annual                      31, 2002, concentrate awaiting settlement included 93,619
financial statements. Such notes, descriptions of                        ounces of palladium. Concentrate awaiting settlement was
accounting policies and other disclosures have been                      entirely from two domestic customers at September 30,
included in the Company's annual report to shareholders                  2003. Revaluations of the net realizable value of
for the year ended December 31, 2002. Accordingly, these                 concentrate awaiting settlement are included in revenue
consolidated financial statements should be read in                      at each reporting period and are adjusted for the effects
conjunction with the audited fiscal financial statements.                of sales contracts and foreign exchange.

2.   STOCK-BASED COMPENSATION                                            4.   LOSS ON DISPOSAL OF OR RETIREMENT OF CAPITAL ASSETS
     Effective January 1, 2002, the Company adopted the                       During the nine months ended September 30, 2003, the
recommendations issued by The Canadian Institute of                      damaged primary crusher was removed from service and
Chartered Accountants ("CICA") dealing with stock-based                  replaced with a new crusher. The Company recorded a
compensation. The new recommendations are generally                      write-down of $2,315 relating to the retirement of the
applicable only to awards granted after the date of                      crusher.
adoption. The adoption of the new recommendations did not
impact these financial statements. The Company has                       5.   MINE CLOSURE DEPOSIT
elected not to recognize compensation expense when stock                      As part of the expansion project, the Company has
options are issued to employees.                                         established a revised mine closure plan with the Ontario
     The table below presents pro forma net earnings and                 Ministry of Northern Development and Mines (the
basic and diluted net income per common share as if the                  "Ministry"), which requires a total amount of $7,800 to
options granted to employees had been determined based on                be accumulated in a Trust Fund controlled by the
the fair value method. The table includes all stock                      Ministry. At September 30, 2003, the Company had $4,370
options granted by the Company subsequent to the date of                 on deposit with the Ministry and has agreed to make
adoption of the recommendations issued by the CICA.                      monthly deposits of $100 until completely funded.

                                THREE MONTHS      NINE MONTHS            6.   PALLADIUM SALES CONTRACT
                                   ENDED             ENDED                    In 2000, the Company entered into a Palladium Sales
                                September 30      September 30           Contract with a major automobile manufacturer which
--------------------------------------------------------------           provides for a floor price of US$325 per ounce on 100% of
                               2003     2002     2003     2002           palladium production and a cap of US$550 per ounce on 50%
--------------------------------------------------------------           of palladium production delivered by June 30, 2005.
Net income as reported     $  3,535  $ 2,894  $22,286  $16,661
Stock-based compensation                                                 7.   LONG-TERM CREDIT FACILITIES
  expenses                       99       53      246      106                The Company's credit facilities are denominated in
--------------------------------------------------------------           US dollars. At September 30, 2003, the outstanding
Pro forma net income          3,436    2,841   22,040   16,555           long-term debt, including current and long-term portions
--------------------------------------------------------------           was $68,711 (US$50,875) compared to $120,329 (US$76,188)
Pro forma basic and                                                      at December 31, 2002. During the nine month period ended
  diluted net income                                                     September 30, 2003, the Company's long-term debt was
  per share                $   0.07  $  0.06  $  0.43  $  0.33           reduced by $51,618 as a result of repayments of $35,936
--------------------------------------------------------------           and an unrealized foreign exchange gain of $15,682.


12                              North American PALLADIUM Ltd .           Third Quarter 2003                                       13
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8.   FOREIGN EXCHANGE HEDGE CONTRACTS                         11.  CHANGES IN NON-CASH WORKING CAPITAL
     All of the Company's production is sold in US
dollars, whereas its operating, administration and                                            THREE MONTHS           NINE MONTHS
exploration expenses are incurred in Canadian dollars. To                                        ENDED                  ENDED
protect against an adverse movement in the exchange rate                                      September 30           September 30
between the Canadian and the US dollar, the Company                                     ------------------------------------------
entered into foreign exchange hedge contracts on US$53.0                                    2003       2002        2003       2002
million of its revenue for 2003 at an average C$/US$          --------------------------------------------------------------------
exchange rate of 1.59. Of these hedge contracts, US$13.0      Decrease (increase) in:
million remained to be realized upon at September 30,           Concentrate awaiting
2003.                                                             settlement            $ (1,161)  $ (4,699)   $  2,417   $(11,179)
                                                                Inventories and
9.   INCOME TAXES                                                 stockpiles                 197      2,065       1,716      1,040
     The variance between the income taxes as computed at       Accounts receivable
the combined statutory rate and the effective rate for            and other assets          (294)      (555)        345        701
the Company is reconciled as follows:                         --------------------------------------------------------------------
                                                                                          (1,258)    (3,189)      4,478     (9,438)
                                        NINE MONTHS ENDED     --------------------------------------------------------------------
                                            September 30      Increase (decrease) in:
                                       ------------------       Accounts payable and
                                           2003      2002         accrued liabilities     (2,110)    (1,874)       (540)    (4,457)
---------------------------------------------------------       Taxes payable                145        403         254     (1,252)
Income taxes based on a                                       --------------------------------------------------------------------
  combined federal and                                                                    (1,965)    (1,471)       (286)    (5,709)
  Ontario rate of 40.6% (2002 - 41.6%) $ 13,460  $ 10,379     --------------------------------------------------------------------
Ontario mining tax at a rate of 12%                           Changes in non-cash
  (2002 - 14%)                            3,976     3,491       working capital         $ (3,223)  $ (4,660)   $  4,192   $(15,147)
Increase (decrease) in taxes                                  --------------------------------------------------------------------
  resulting from:
    Resource allowance                   (1,904)   (3,214)    12.  REVENUE FROM METAL SALES
    Federal government changes in
      resource sector taxation             (545)        -                                     THREE MONTHS           NINE MONTHS
    Unrealized foreign exchange          (1,728)        -                                        ENDED                  ENDED
    Mining tax rate reduction              (272)   (1,436)                                    September 30           September 30
    Mining tax processing allowance      (1,018)     (500)                              ------------------------------------------
    Federal large corporations taxes        578       632                                   2003       2002        2003       2002
    Mining tax permanent differences       (780)    1,315     --------------------------------------------------------------------
    Other                                (1,154)   (2,392)    Palladium                 $ 27,685   $ 22,913   $  74,486   $ 78,086
---------------------------------------------------------     Palladium forward
Income tax provision                   $ 10,613  $  8,275       contracts                      -     11,464      20,437     34,610
---------------------------------------------------------     Adjustments for
                                                                mark-to-market               (88)     3,184         597     (8,120)
10.  CAPITAL STOCK                                            Other metals                14,988      8,986      36,812     28,293
     As at September 30, 2003, the Company had 50,806,098     --------------------------------------------------------------------
common shares issued and outstanding. At September 30,                                  $ 42,585   $ 46,547   $ 132,336   $132,869
2003, the Company had 1,052,307 stock options outstanding     --------------------------------------------------------------------
at a weighted average exercise price of $9.21, expiring
at various dates from March 3, 2005 to September 3, 2011.          The effect of palladium forward contracts represents
                                                              the difference between the fixed price realized under the
                                                              palladium forward contracts and the palladium price at
                                                              the time of revenue recognition. At June 30, 2003, the
                                                              Company had fully recognized the revenue relating to the
                                                              palladium forward contracts. Palladium revenue includes
                                                              the impact of the floor price of US$325 per ounce under
                                                              the Palladium Sales Contract.
                                                                   For the nine months ended September 30, 2003,
                                                              revenue from other metals is comprised of nickel -
                                                              $13,382, platinum - $12,320, gold - $6,305, copper -
                                                              $4,201 and other metals - $608.


14                         North American PALLADIUM Ltd .                Third Quarter 2003                                       15
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CORPORATE
INFORMATION

DIRECTORS                                STOCK EXCHANGE
                                           LISTINGS
MICHAEL P. AMSDEN                        Toronto Stock Exchange
STEVEN R. BERLIN                           (Trading Symbol "PDL")
ANDRE J. DOUCHANE                        American Stock Exchange
LOUIS J. FOX                               (Trading Symbol "PAL")
A. M. (SANDY) LAIRD
RICHARD H. SUTCLIFFE                     AUDITORS
GREG J. VAN STAVEREN                     Ernst & Young LLP
                                         Toronto, Ontario
OFFICERS AND SENIOR
MANAGEMENT                               TRANSFER AGENT
                                         Computershare Trust
ANDRE J. DOUCHANE                          Company of Canada
President and Chief                      100 University Avenue
  Executive Officer                      9th Floor
                                         Toronto, Ontario M5J 2Y1
GEORGE D. FAUGHT, C.A.
Vice President - Finance                 Tel: (514) 982-7555
  and Chief Financial Officer            Toll-free: 1 (800) 564-6253
                                         Fax: (514) 982-7635
RAY J. MASON, B.Sc.                      Toll-free fax: 1 (888) 453-0330
Mine Manager                             Email: caregistryinfo
                                           @computershare.com
MAURICE J. LAVIGNE, P.Geo.
Vice President - Exploration             Computershare Trust
                                           Company, Inc.
DOUGLAS H. BACHE                         350 Indiana Street
Treasurer                                Suite 800
                                         Golden, Colorado 80401
MICHAEL C. THOMPSON, F.C.C.A.
Administration Manager                   Tel: (303) 262-0700
  and Senior Controller                  Fax: (303) 262-0603
                                         Email: caregistryinfo
MARY D. BATOFF, LL.B.                      @computershare.com
Corporate Secretary
                                         INVESTOR RELATIONS
HEAD OFFICE                              Investor relations inquiries
130 Adelaide Street West                 should be directed to:
Suite 2116                               Tel: (416) 360-7590
Toronto, Ontario                         Fax: (416) 360-7709
Canada  M5H 3P5                          Email: info@napalladium.com
Tel: (416) 360-7590
Fax: (416) 360-7709                      WEBSITE
Email: info@napalladium.com              www.napalladium.com

THUNDER BAY OPERATIONS
Lac des Iles Mines Ltd.
P.O. Box 10547, Station P
Thunder Bay, Ontario
Canada  P7B 6T9

Tel: (807) 448-2000
Fax: (807) 448-2001


                                                     [LOG]
                                         North American PALLADIUM Ltd.